Exhibit 99.7

Excerpt from Section 1 of “2005-2006 Budget – Budget Plan”, April 21, 2005:

TABLE 1.2

ECONOMIC OUTLOOK FOR QUÉBEC
(percentage change)

	2004	2005	2006

OUTPUT
— Real gross domestic product	1.9	2.4	2.6
— Gross domestic product	5.3	4.6	3.8
COMPONENTS OF EXPENDITURE, IN REAL TERMS
— Consumption	3.6	2.9	2.5
— Residential investment	14.8	– 1.1	– 7.9
— Nonresidential investment	9.4	9.0	4.7
— Investment in machinery	12.2	8.4	5.1
— Exports	3.4	4.2	4.2
— Imports	8.4	4.6	2.7
OTHER ECONOMIC INDICATORS
— Consumption	5.0	4.9	3.9
— Housing starts (in thousands)	58.4	48.6	40.5
— Wages and salaries	3.1	3.7	3.6
— Personal income	3.9	4.1	3.7
— Corporate profits	19.0	6.4	5.9
— Consumer prices	1.9	2.3	1.6
LABOUR MARKET
— Labour force	0.9	1.4	1.1
— Employment	1.7	1.5	1.1
— In thousands	60.8	53.6	42.2
— Unemployment rate[1]	8.5	8.4	8.3
CANADIAN FINANCIAL MARKETS
— 3-month Treasury bills[1]	2.2	2.7	3.6
— 10-year bonds[1]	4.6	4.4	4.8
— Exchange rate (Canadian dollar in US cents)	76.8	81.0	77.3

1	Rate in percent.